September 8, 2015

VIA EDGAR

Securities and Exchange Commission

Office of Registration and Reports

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pioneer Family of Mutual Funds

(Each Registrant listed on Attachment A hereto)

Members of the Commission:

In accordance with Rule 17g-1(g) of the Investment Company Act of 1940, each of the registrants listed on Attachment A hereby files the following documents with the Commission:

1.	Bond No. 87002115B (the “Bond”) issued by the ICI Mutual Insurance Company of Washington, DC the amount of $38,000,000 covering the period July 31, 2015 through July 31, 2016 (EXHIBIT 99-1);

2.	A certified copy of resolutions adopted by a majority of the Trustees who are not “interested persons” of each of the registrants, at a meeting held on July 14, 2015, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Registrant (EXHIBIT 99-2);

3.	A statement showing the amount of the single insured bond which each registrant would have provided and maintained had it not been named as an insured under a joint insured bond based on its gross assets as of April 30, 2015 (EXHIBIT 99-3); and

5.	A copy of the Fidelity Bond Premium and Coverage Allocation Agreement, effective as of August 1, 2015, by and among the joint insureds under the Bond (EXHIBIT 99-4).

Pioneer Investment Management, Inc.

60 State Street

Boston, MA 02109-1820

Telephone: 617-742-7825

“Member of the UniCredit Banking Group, Register of Banking Groups.”

The Bond provides total fidelity coverage of $38,000,000 for 28 registrants associated with Pioneer Investment Management USA Inc.

The premium associated with coverage under the Bond has been paid for the period from July 31, 2015 to July 31, 2016.

Please contact me at 617/517-8996 should you have any questions or require additional information.

Very truly yours,

/s/ Carol B. Hannigan

Carol B. Hannigan

Assistant Secretary of the Pioneer Funds

Enclosures

CC:	Terrence J. Cullen

Roger Joseph, Esq.

Christopher J. Kelley

Toby Serkin, Esq.

Attachment A

	Registrant	Investment Company Act Registration Number
1	Pioneer Asset Allocation Trust Pioneer Solutions –Balanced Fund Pioneer Solutions – Conservative Fund Pioneer Solutions – Growth Fund	811-21569
2	Pioneer Bond Fund	811-02864
3	Pioneer Diversified High Income Trust	811-22014
4	Pioneer Emerging Markets Fund	811-08448
5	Pioneer Equity Income Fund	811-08657
6	Pioneer Floating Rate Trust	811-21654
7	Pioneer Fund	811-01466
8	Pioneer High Income Trust	811-21043
9	Pioneer High Yield Fund	811-09685
10	Pioneer ILS Interval Fund	811-22987
11	Pioneer Mid Cap Value Fund	811-06106
12	Pioneer Money Market Trust, a series fund consisting of: Pioneer Cash Reserves Fund	811-05099
13	Pioneer Municipal High Income Trust	811-21321
14	Pioneer Municipal High Income Advantage Trust	811-21409
15	Pioneer Real Estate Shares	811-07870
16	Pioneer Series Trust II, a series trust consisting of: Pioneer AMT-Free Municipal Fund Pioneer Select Mid Cap Growth Fund	811-21460
17	Pioneer Series Trust III, a series trust consisting of: Pioneer Disciplined Value Fund	811-21664
18	Pioneer Series Trust IV, a series trust consisting of: Pioneer Classic Balanced Fund Pioneer Government Income Fund Pioneer Multi-Asset Income Fund	811-21781
19

Pioneer Series Trust V, a series trust consisting of:

Pioneer Absolute Return Bond Fund

Pioneer Global Equity Fund

Pioneer High Income Municipal Fund

Pioneer Long/Short Bond Fund

Pioneer Long/Short Opportunistic Credit Fund

811-21823

	Registrant	Investment Company Act Registration Number
20	Pioneer Series Trust VI, a series trust consisting of: Pioneer Floating Rate Fund Pioneer Flexible Opportunities Fund (and its wholly-owned subsidiary Pioneer Cayman Commodity Fund Ltd)	811-21978
21	Pioneer Series Trust VII, a series trust consisting of: Pioneer Global Multisector Income Fund Pioneer Global High Yield Fund	811-10395
22	Pioneer Series Trust VIII, a series trust consisting of: Pioneer International Value Fund	811-07318
23	Pioneer Series Trust X a series trust consisting of: Pioneer Dynamic Credit Fund Pioneer Fundamental Growth Fund Pioneer Multi-Asset Ultrashort Income Fund	811-21108
24	Pioneer Series Trust XI , a series trust consisting of: Pioneer Core Equity Fund	811-01835
25	Pioneer Series Trust XII a series trust consisting of: Pioneer Disciplined Growth Fund	811-08547
26	Pioneer Short Term Income Fund	811-21558
27	Pioneer Strategic Income Fund	811-09223
28	Pioneer Variable Contracts Trust, a series trust consisting of:	811-08786
Pioneer Bond VCT Portfolio
Pioneer Disciplined Value VCT Portfolio
Pioneer Emerging Markets VCT Portfolio
Pioneer Equity Income VCT Portfolio
Pioneer Fund VCT Portfolio
Pioneer Select Mid Cap Growth VCT Portfolio
Pioneer High Yield VCT Portfolio
Pioneer Mid Cap Value VCT Portfolio
Pioneer Real Estate Shares VCT Portfolio
Pioneer Strategic Income VCT Portfolio